UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2018

Commission File No.: 001-37678

SPI ENERGY CO., LTD.

Suite 2703, 27/F, China Resources Building
26 Harbour Road, Wan Chai
Hong Kong SAR, China
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]            Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Entry Into a Material Definitive Agreement

On June 29, 2018, SPI Energy Co., Ltd. ("SPI Energy" or the "Company") entered into an amendment agreement with respect to the Company’s convertible note financing from December 2014.

On December 15, 2014, the Company announced that it had entered into a definitive agreement (the “CB Agreement”) with Union Sky Holdings Group Limited pursuant to which the Company issued a convertible promissory note with a principal amount of US$20 million to a special purpose vehicle of Union Sky (the “SPV”) in December 2014. The convertible promissory note had a maturity date of June 28, 2016.

On February 14,2017, the Company announced that it had entered into an amendment agreement (the “1st Amendment”) with the SPV to extend the maturity date of the note, pursuant to which agreement the repayment of US$6.6 million, US$6.7 million and US$6.7 million of the principal amount of the note would be due by April 2017, January 2018 and January 2019, respectively.

However, the Company has not made any repayment pursuant to Amendment No. 1. On June 29, 2018, the Company entered into another amendment agreement (the “2nd Amendment”) with the SPV and Magical Glaze Limited (the “MGL”), a company incorporated under the laws of British Virgin Islands. Pursuant to the 2nd Amendment, the SPV has transferred all the rights and obligations under the CB Agreement and 1st Amendment to MGL, and the maturity date of the note was extended. Pursuant to the 2nd Amendment, the repayment of US$6.6 million, US$6.7 million and US$6.7 million of the principal amount of the note and interest thereon is due by December 2019, June 2020 and December 2020, respectively.

Financial Statements and Exhibits

Exhibit No.	Description
99.1	Press release dated July 6, 2018

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 12, 2018

SPI ENERGY CO., LTD.

By: /s/ Tairan Guo

Name: Tairan Guo

Title: Chief Financial Officer

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